Exhibit 3.1

CERTIFICATE OF AMENDMENT OF THE

FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

VYANT BIO, INC.

Vyant Bio, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

FIRST: That a resolution was duly adopted on May 24, 2022, by the Board of Directors of the Corporation pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth an amendment to the Fourth Amended and Restated Certificate of Incorporation of the Corporation, and declaring said amendment to be advisable. The stockholders of the Corporation duly approved said proposed amendment at an annual meeting of stockholders held on July 14, 2022, in accordance with Section 242 of the General Corporation Law of the State of Delaware. The proposed amendment is set forth as follows:

Article FOURTH of the Certificate of Incorporation of the Corporation, as amended to date, be and hereby is further amended by adding the following paragraphs immediately following the second sentence of Article FOURTH:

Upon effectiveness (“Effective Time”) of this amendment to the Fourth Amended and Restated Certificate of Incorporation of the Corporation, a one-for-five reverse stock split (the “Reverse Split”) of the Corporation’s Common Stock shall become effective, pursuant to which each five shares of Common Stock outstanding and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Effective Time (“Old Common Stock”) shall be reclassified and combined into one share of Common Stock automatically and without any action by the holder thereof upon the Effective Time and shall represent one share of Common Stock from and after the Effective Time (“New Common Stock”), with no corresponding reduction in the number of authorized shares of our Common Stock.

No fractional shares of Common Stock will be issued in connection with the Reverse Split. Stockholders of record who otherwise would be entitled to receive fractional shares, will be entitled to receive cash (without interest) in lieu of fractional shares, equal to such fraction multiplied by the average of the closing sales prices of our Common Stock on the exchange the Corporation is currently trading during regular trading hours for the five consecutive trading days immediately preceding the effective date of the Reverse Split (with such average closing sales prices being adjusted to give effect to the Reverse Split).

Each holder of record of a certificate or certificates for one or more shares of the Old Common Stock shall be entitled to receive as soon as practicable, upon surrender of such certificate, a certificate or certificates representing the largest whole number of shares of New Common Stock to which such holder shall be entitled pursuant to the provisions of the immediately preceding paragraphs. Any certificate for one or more shares of the Old Common Stock not so surrendered shall be deemed to represent one share of the New Common Stock for each five shares of the Old Common Stock previously represented by such certificate.

SECOND: That said amendment will have an Effective Time of 5:00 P.M., Eastern Time, on November 1, 2022.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer on this 1st day of November, 2022.

VYANT BIO, INC.

By:	/s/ John A. Roberts
Name:	John A. Roberts
Title:	President and Chief Executive Officer